Exhibit 2.1

OWNERSHIP INTEREST PURCHASE AGREEMENT

THIS OWNERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated as of September 11, 2020, by and between Blue Systems USA, Inc. a New York corporation with an address at 555 W. 5th Street, 35th Floor, Los Angeles, CA 90013 (“Seller”) and Blink Mobility, LLC, a California limited liability company with an address of 407 Lincoln Road, Suite 704, Miami Beach, Fl. 33139 (“Purchaser”). Purchaser and Seller are hereinafter referred to as the “Parties” and each as a “Party.”

WHEREAS, Seller is, and will be at the Closing (as defined below), the owner of 100% of the ownership interest (the “Ownership Interest”) in BlueLA Carsharing, LLC, a California limited liability company with the address at 555 W. 5th Street, 35th Floor, Los Angeles, CA 90013 (the “Company”); and

WHEREAS, Seller desires to sell the Ownership Interest to Purchaser and Purchaser desires to purchase the Ownership Interest from Seller, at the Closing and in exchange for the Consideration (as defined below), subject to the terms and conditions of this Agreement; and

WHEREAS, Purchaser is a wholly-owned subsidiary, directly or indirectly, of Blink Charging Co., a Nevada corporation with the address at 407 Lincoln Road, Suite 704, Miami Beach, FL 33139 (“Blink”) and Blink’s provision of the Guaranty (Exhibit B) and acknowledging certain representations herein by signing at the bottom of this Agreement and causing the Purchaser to perform its obligations set forth herein are a material inducement to Seller’s entry into this Agreement and the willingness of Seller to sell the Ownership Interest to Purchaser on the terms set forth herein.

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, the Parties hereby agree as follows:

ARTICLE I PURCHASE AND SALE

1.1       Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below), Seller shall sell and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, the Ownership Interest in exchange for the Consideration described below.

1.2       Closing.

(a)	On the date of this Agreement (the “Closing Date”), the Parties will conduct the Closing (the “Closing”), upon which the Ownership Interest shall be sold, assigned and transferred by Seller to Purchaser in exchange for the Consideration described below. Upon Closing, Seller shall deliver to Purchaser the following:

(i)	a transfer instrument in a customary form to memorialize the transfer of the Ownership Interest, duly executed by Seller;

(ii)	confirmation that immediately after Closing, Seller will transfer to Purchaser’s possession and make available to Purchaser all assets, described in the Detailed Asset List (Section 2.2(b)) as contemplated by Section 3.1, including all properties, and documents in which the Company has any ownership interest or licensed interest, whether in the possession of Seller or the Company or not, including those relating to or arising from the LA Agreement (as defined below);

(iii)	a certificate duly executed by an officer of Seller certifying that the Seller’s officer signing this Agreement, the TSA (as defined below) and any other documents required to be delivered at the Closing by Seller is authorized to do so;

(iv)	a signed resolution by the Seller acknowledging that all corporate actions were duly taken to approve or ratify the execution of this Agreement and authorizing the sale, transfer and conveyance of 100% of the Ownership Interest to Purchaser; and

(v)	the transition management services agreement, in the form attached hereto as Exhibit A (the “TSA”), duly executed by Seller.

(vi)	Seller Guaranty attached as Exhibit D.

(b)	At the Closing, Purchaser shall deliver to Seller:

(i)	a certificate duly executed by an officer of Purchaser certifying that the TSA and any other documents required to be delivered at the Closing by Purchaser have been properly executed by the officer who is authorized to do so;

(ii)	a signed resolution by the Purchaser acknowledging that all corporate actions were duly taken to approve or ratify the execution of this Agreement and authorizing the purchase of 100% of the Ownership Interest by Purchaser; and

(iii)	the TSA, duly executed by the Purchaser.

(c)	At the Closing, Purchaser shall deliver to Seller the following documents executed by Blink:

(i)	a certificate duly executed by an officer of Blink certifying Blink’s acknowledgment and acceptance at the bottom of this Agreement, and certifying that any other documents required to be delivered at the Closing by the Purchaser’s parent (Blink) have been properly executed by the officer of Blink who is authorized to do so;

(ii)	a signed resolution by Blink acknowledging that all corporate actions required were duly taken to approve or ratify the execution of this Agreement by its subsidiary, the Purchaser, and authorizing the purchase of 100% of the Ownership Interest by the Purchaser

(iii)	Blink Guaranty attached as Exhibit B.

(d)       At the Closing, Purchaser shall deliver to Seller an amount in cash equal to $1.00 (the “Initial Purchase Price”) in the form of a wire transfer of immediately available funds to an account designed in writing by Seller or other means agreed by Seller.

(e)	Within three (3) business days after the Company obtains the fully executed LA Agreement Amendment under either one of the scenarios described in either Section 4.2.1 or 4.2.2 prior to the Deferred Additional Purchase Price Deadline (as defined in Section 4.2.2), Purchaser shall deliver to Seller the Additional Purchase Price (as defined below) in the form of a wire transfer of immediately available funds to an account designed in writing by Seller following the notice from Purchaser required under Section 4.2.1.

ARTICLE II REPRESENTATIONS AND WARRANTIES

2.1       Seller represents and warrants to Purchaser that, except as set forth in the Schedules delivered by Seller to Purchaser, the statements contained in this Section 2.1 and Section 2.2 are true and correct as of the date hereof.

(a)	Organization and Qualification of the Company. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the management of the Company as currently conducted.

2

(b)	Organization and Qualification of Seller. Seller is duly organized, solvent, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the management of Seller as currently conducted. Following the Closing and the consummation of this Agreement, Seller will remain financially solvent and in good standing with the state of its incorporation for a period of at least 15 months.

(c)	Authority of Seller. Seller has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(d)	The LA Agreement. There has been no material breach by the Company, or to the best knowledge of Seller, the City, of the agreement between the Company and the City of Los Angeles, California (the “City”) dated 01/17/2017 (the “LA Agreement”), a copy of which is attached in Exhibit C, as defined in Section 2.3.1 of the LA Agreement at any time, nor has the LA Agreement terminated by either Party at any time prior to the Closing. The LA Agreement is a valid and binding agreement enforceable by and against the Company, and, to the best knowledge of Seller, by and against the City. The closing of the sale of the Ownership Interest pursuant to this Agreement does not (i) constitute a breach of the LA Agreement; (ii) trigger any fines or payments not otherwise due by the Company; or (iii) entitle the City to seek repayment of any funds that the Company has obtained in connection with the LA Agreement.

In addition, the LA Agreement is currently supplemented by the terms of the executed “Local Emergency Supplemental Agreement Between the City of Los Angeles Acting by and through the Los Angeles Department of Transportation and BlueLA Carsharing, LLC For Electric Vehicle Car Sharing Pilot Project in Disadvantaged Communities” dated May 4, 2020 (a copy of which is attached in Exhibit C), in which the City agreed to reduce the carsharing service under the LA Agreement to include only 30 cars until the COVID-19 state of Emergency has been terminated pursuant to LAAC Sec. 8.31 (the “LA Supplemental Agreement”).

(e)	Title to the Ownership Interest. Seller has good, valid and marketable title to the Ownership Interest.

(f)	Wages. Seller represents that all Company employees’ wages and applicable taxes and withholdings payable or relating periods occurring on or before the Closing Date will have been properly paid or set aside by the Company. For the purposes of this representation “wages” will be defined as stated in California Labor Code Section 200(a).

(g)	Taxes. Seller has filed or caused to be filed (or will file or cause to be filed taking into account any valid extensions) all applicable tax returns with respect to the Company or its business that are due or relating periods occurring on or before the Closing Date. Such tax returns, when filed, are true, complete and correct in all material respects. The Company has no material outstanding federal, state, or local tax liabilities.

(h)	No Conflicts. The execution, delivery and performance by Seller and/or the Company of this Agreement and the consummation of the transactions contemplated hereby, do not and will not result in a violation or breach of any provision of any law or governmental order applicable to Seller or the Company.

(i)	Financial Statements. The financial statements and other Company-related information provided by Seller fairly and accurately present in all material respects the standalone financial condition of the Company as of their respective dates and for the periods indicated therein (subject to normal adjustments which will not, individually or in the aggregate, be material in nature or amount).

(j)	Solvency. Seller and the Company are solvent for all purposes under federal bankruptcy and applicable state fraudulent transfer and fraudulent conveyance laws.

(k)	Notes and Debts. As of the Closing Date, all debts, notes, loans, and/or other monetary obligations that the Company has ever been liable to the Seller, or to its parent or affiliated entities were satisfied, paid off, terminated, or expired, including, but not limited to the $15.5 million intercompany loan between the Company and Bluecarsharing, S.A.S., and the Company does not own nor it is subject to any liabilities to the Seller, its parent entity or their affiliates, excluding, however, the liabilities under the Company current contracts, whether written or oral, with its affiliate entities, as disclosed on Schedule K (“Intercompany Accounts Payable”). The amounts listed on Schedule K will be deducted from the Seller Amounts (as defined in Section 3.9) due from the Purchaser at the Closing.

3

2.2       Seller has provided Purchaser with access to a data room created for the purpose of providing and making information available to Purchaser with respect to the Company and its business (the “Dataroom”) in response to information requests that Purchaser made and to the Seller’s best knowledge, (i) the information included in the Dataroom contains all material information relating to the Company’s business, operations and its corporate and legal status, and some of the information therein is responsive to, in all material respects, the due diligence requests by Purchaser, and (ii) no material information in the possession of Seller or the Company was intentionally omitted from the Dataroom by Seller or the Company. All schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the schedules shall be deemed to refer to this entire Agreement, including all schedules. The information and disclosures contained in any schedule shall be deemed to be disclosed and incorporated by reference in any other schedule, as applicable, as though fully set forth in such schedule for which applicability of such information and disclosure is reasonably apparent on its face. The information set forth in the schedules is disclosed solely for the purposes of this Agreement. In addition, matters reflected in the schedules are not necessarily limited to matters required by this Agreement to be reflected in the schedules (the “Additional Matters”). The Additional Matters are set forth for informational purposes only and nothing in the schedules is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Such information set forth therein shall not be used as a basis for interpreting the term “material” or other similar terms in this Agreement. The Purchaser, prior to the execution of this Agreement, conducted a due diligence process of those materials contained in the data room, including the following, as of the date of this Agreement:

(a)	Material Contracts. Copies of all material contracts of the Company and all amendments thereto, which include those listed in the Material Contracts section of the Detailed Assets List. (Schedule A).

(b)	Tangible Personal Property. List of all assets and personal property that the Company owns or has interest in which are identified in the Detailed Assets List on Schedule A.

(c)	Intellectual Property. A list of: (i) all domain names of which the Company is the registrant or beneficial owner; (ii) all registered marks and pending applications for registration of marks; (iii) all registered and material unregistered copyrights (including, without limitation, software programs and proprietary databases) and all pending applications for registration of copyrights; and (iv) such other intellectual property owned or licensed by the Company that is material to conduct the Company’s business (collectively the “Company IP”). (Schedule B).

(d)	Legal Proceedings. A list of all actions or other legal proceedings, if any, (including State, municipal or governmental proceedings) pending or threatened in writing against Seller and/or the Company relating to or affecting the Company or the Ownership Interest or that would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. (Schedule C).

(e)	Judgments. A list of all outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or by the Company, if any. (Schedule D).

(f)	Debts. A list of all outstanding debts owed by the Company to any third party, subsidiary, or affiliate, if any. (Schedule E).

(g)	Environmental Matters. A list of all actions, complaints or claims against the Company relating to all environmental laws applicable to the Company and its business, if any. (Schedule F).

4

(h)	Employment Matters. (i) a list of all employees (the “Employees List”), with information on their title or job classification, work location, employing entity, current annual salary and target annual cash bonus and commissions for 2020; and (ii) a list of all claims by employees for outstanding hours worked, commissions, overtime, or other wages due, along with the amount of the related taxes paid or required to be paid, if any. (Schedule G).

(i)	Suppliers. A list of all the Company’s material suppliers and vendors (the “Material Suppliers”). (Schedule H).

(j)	Insurance. Copies of certificates of insurance for the Company’s insurance policies currently in effect and a summary of any other policies which have been in effect during the past the two (2) years and a list of material claims, if any, pending as to which coverage has been questioned, denied or disputed by the underwriters of such policies. (Schedule I).

2.3	Representations and Warranties of Purchaser. Purchaser and Blink, when relevant, either or both, as the case may be, hereby represents and warrants to Seller that the statements contained in this Section 2.3 are true and correct as of the date hereof:

(a)	Organization. Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California; and that Purchaser’s parent, Blink, is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. Both Blink and Purchaser are duly qualified as a foreign entity in good standing in each jurisdiction in which the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on Purchaser and/or Blink or prevent, materially delay or affect the consummation of the transaction contemplated by this Agreement.

(b)	Full Power and Authority. Purchaser has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, and no further actions on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement. Purchaser obtained an authorization from its parent, Blink, to enter into this Agreement and caused Purchaser to take all necessary actions required by this Agreement to execute and abide by its terms.

(c)	No Violation or Conflict; Consent. The execution, delivery and performance by Purchaser of this Agreement and consummation by Purchaser of the transactions contemplated hereby do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on either Blink Party or (ii) violate any contract to which the Blink Party is bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser and/or Blink is a party.

(d)	No Reliance. Except for the representations and warranties expressly made by Seller in this Agreement, Purchaser is relying on their own investigation of the Company and its business in making its decision to execute this Agreement and purchase the Ownership Interest. Purchaser has conducted a thorough and comprehensive due diligence and independent investigation, review and analysis of the Company’s operations, assets, liabilities and financial condition and is relying on this due diligence, investigation and analysis in entering into this Agreement. Purchaser has had the opportunity to ask all questions and review to its satisfaction such information and documentation that they have deemed appropriate and relevant in connection with the transactions contemplated by this Agreement. Purchaser has relied solely on their own judgment and professional advice from its advisors and has made with their advisors such investigation of the facts as they have deemed necessary.

5

(e)	NO OTHER REPRESENTATIONS OR WARRANTIES. PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER PROVIDED IN THIS ARTICLE II, NEITHER SELLER NOR ANY OF ITS AFFILIATES, REPRESENTATIVES OR AGENTS IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO THE COMPANY OR ITS BUSINESS.

(f)	No Legal Proceedings. There are no actions, suits, or proceedings pending or, to the best knowledge of Purchaser, threatened in writing against either Purchaser or Blink before any court, arbitrator or governmental or regulatory body or authority that could prevent, delay or otherwise adversely affect the consummation of the transaction contemplated by this Agreement or Purchaser’s ability to pay the Purchase Price.

(g)	Available Financing. Purchaser has (or Blink will cause Purchaser to have) cash or credit available and will have funds sufficient to satisfy the payment obligations under this Agreement.

ARTICLE III COVENANTS

3.1       Deliverables. Immediately following the Closing the Company shall have full possession of all the Company’s assets properties, documents, and Company IP listed in the Detailed Asset List, Schedule A, and in the Company’s IP list, Schedule B, other than to the extent not material to the Company or as disclosed on the Detailed Asset List. Purchaser acknowledges and agrees that, effective as of the Closing, Seller and its affiliates will no longer be required to name the Company as an insured party under any insurance policies of Seller or any of its affiliates and Purchaser shall be responsible for obtaining and maintaining insurance policies for the Company and its business. For the avoidance of doubt, the Company vehicle insurance coverage will remain in effect.

3.2       Transition Period and Delivery of EVs.

(a)       Seller will ensure that on the Closing Date the Company will have no less than the number of electric vehicles (“EVs”) ready and capable to perform and operate the services under the LA Agreement (100 cars), or under with the LA Supplemental Agreement, which is currently applicable (minimum 30 cars), at the designated locations under the LA Agreement (the “Locations”), along with all necessary supporting services set forth in the TSA, for a period ending December 31, 2020 (the “Transition Period”). During the Transition Period Purchaser shall be responsible to pay the rent for only 30 cars.

(b)       However, if during the Transition Period the then applicable agreement with the City mandates the operation of the minimum number of cars (30), Seller will be allowed to keep the remaining cars (up to additional 70 cars) connected to the carsharing platform at the Locations.

(c)       During the Transition Period, Purchaser shall be responsible for operating the Company and the Parties’ respective rights and obligations shall be governed by the TSA. Seller shall assist Purchaser in operating the Company during the Transition Period and shall invoice Purchaser for its services in accordance with the TSA. Seller shall appoint Mr. James Delgado as a point of contact (POC) of Seller who shall communicate with Purchaser’s managers on a frequent basis (up to on a business day basis, if requested by Purchaser) in connection with reasonable questions that Purchaser may have of Seller in connection with the operation of the Company’s carsharing activities, and with respect to Company performing its obligations under the LA Agreement.

6

3.3       Post-Closing Agreements. Contingent upon the Closing, and immediately upon Closing, Seller will provide or make available to Purchaser the following:

(a)	during the Transition Period, the use by the Company of the Company’s carsharing app and technology (which, for the avoidance of any doubt, is not owned by the Company), access to the network (the backend controls of the car sharing network), and access to the Company’s payment collection system each as specified in and subject to the terms set forth in the TSA;

(b)	copies of all material permits, and/or licenses, if any, that are needed to run the Company’s business and that are held by the Company or Seller (with respect to the Company), including with respect to each location of the charging stations;

(c)	copies of all files on each of the EVs in the possession of the Company or Seller including information needed for their operation and maintenance;

(d)	copies of all documents, construction and electric drawings and schematics, if any, relating to all 200 charging stations in 40 locations under the LA Agreement;

(e)	all data in the possession of the Company or Seller or under their control, relating to the operation, maintenance and service of the Company’s 200 charging stations in 40 locations and the EVs; and

(f)	all marketing and advertising materials and plans, if any, in the possession of the Company.

3.4        Confidentiality. Each Party acknowledges and agrees that the Non-Disclosure Agreement signed by Blink and the parent company of Seller, Bollore SE on March 4, 2020 (the “NDA”) remains in full force and effect and by executing this Agreement both Purchaser and Seller, as affiliates of the signors of the NDA, agree to be bound by the NDA, and that information provided pursuant to this Agreement shall remain subject to the Confidentiality Agreement.

3.5       Public Announcements. The Parties shall have the right to approve, before issuance, any press release or any other public statement with respect to the transaction contemplated herein; provided, however, that if a Party (or its Parent or affiliated company) is a publicly traded company, such Party shall be entitled, without the prior approval of the other Party, to issue any press release or other public disclosure with respect to such transactions to the extent required under applicable securities or other laws or regulations and to the extent such disclosure does not contain any other information other than the express terms of this Agreement. Notwithstanding the foregoing, the publishing Party shall use best efforts to consult with the other Party in connection with any such press release or other public disclosure prior to its release and provide it with a copy thereof at least two (2) business days prior to the release.

3.6       Non-Competition. Seller agrees that, for the period commencing on the Closing Date and expiring on the three (3) year anniversary of the Closing Date, Seller shall not and shall cause its respective subsidiaries or affiliates not to directly or indirectly, (i) own, operate, acquire, or establish a business, or in any other manner engage alone or with others in carsharing and/or EV charging operation or activity in the State of California (whether as an operator, manager, employee, officer, director, consultant, advisor, representative or otherwise) excluding any de minimis ownership interest in any business); or (ii) intentionally induce or attempt to induce any customer, supplier or other business relation of the Company to cease or refrain from working with the Company, or in any way adversely interfere with the relationship between any such customer, supplier or other business relation and the Company.

3.7       Third-Party Consents. Seller represents that to the best of its knowledge, there are no third party consents to be obtained and no filings to be effectuated that are necessary for the Company to operate its business after the Closing.

3.8       Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is fifteen (15) months from the Closing Date (the “Expiration Date”).

7

3.9       Income and Payments.

3.9.1. The Parties acknowledge that, notwithstanding anything to the contrary in this Agreement or the TSA the following rights and amounts relating thereto belong to Seller and not the Company nor the Purchaser (collectively, the “Seller Amounts”): (i) all payments, receipts and cash flow derived from the Company’s carsharing activities (membership fees and ride fees) for periods prior to and including the Closing Date, whether or not invoiced or collected on or prior to the Closing Date, (ii) the grants and security deposits listed on Schedule J (whenever received including after the Closing Date). Notwithstanding the foregoing, at the Closing, the Purchaser shall pay to Seller an aggregate amount in cash (the “Advanced Amounts”) equal to the amount of all of the deposits listed on Schedule J, and, to the extent such payments are made to Seller by the Purchaser, the Company shall retain the funds of the deposits once returned by the third party holders thereof.

3.9.2. In the event the Company or the Purchaser receives any Seller Amounts, the recipient of such amounts shall pay (or cause the Company to pay) such amounts to Seller within three (3) business days of receipt deducting, however, the parking meter revenue loss amounts (“Parking Amounts”) due to the City for the period prior to the Closing, which will be set forth by an invoice issued by the City Under the terms of the LA Agreement, following the application of a credit in the amount of $252,600 in accordance with Section 3.18.2 of the LA Agreement. Upon receiving the invoice for the Parking Amounts from the City, Seller shall have the right to review and validate the amounts charged, prior to the Company’s making the payments or offsetting the Parking Amounts. To secure the Company’s liability to pay the Parking Amounts in the event whereby the Company was not paid any or some of the Seller Amounts in the amounts that will be sufficient to cover the Parking Amounts or any part thereof (“Parking Amount Shortage”), on Closing, Seller is providing Purchaser with a Guaranty in the amount of up to $175,000 (“Seller Guaranty”), a copy of which is attached as Exhibit D.

3.9.3. The Company and/or the Purchaser shall provide reasonable assistance to Seller in connection with seeking payment of, or return of, the Seller Amounts, including the issuance of additional invoices or statements of account relating thereto as reasonably requested by Seller. For the avoidance of any doubt, following the Closing, except for the Seller Amounts, Purchaser or the Company will be entitled to all other payments, receipts and cash flow derived from the Company’s carsharing activities (membership fees and ride fees) for all periods following the Closing Date. The obligations under this Section 3.9 shall survive the Closing for five (5) years.

3.10       Further Assurances. From and after the Closing, Seller, the Company and/or Purchaser, agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to vest in Purchaser good title to the Ownership Interest and to otherwise give effect to the transactions contemplated by this Agreement.

ARTICLE IV CALCULATION OF CONSIDERATION

4.1       Consideration. In consideration for the Ownership Interest, Purchaser: (a) shall be liable for all the Company’s payments and commitments which may arise from the LA Agreement following the Closing; and (b) shall pay Seller the Purchase Price (as defined below).

4.2       Calculation of Additional Purchase Price.

4.2.1       Promptly following the Closing, the Company and/or Purchaser with the reasonable assistance of Seller (which shall not require Seller to incur any out of pocket expenses or take any actions adverse to Seller and its affiliates) and representatives of Blink shall commence discussions, diligently and reasonably, with the City to alter the terms of the LA Agreement and to execute a formal amendment to the LA Agreement which will provide that during the period remaining of term of the LA Agreement (the initial term is in effect until April 20, 2023), Purchaser or the Company will be allowed to reduce the number of EVs required to be provided to a maximum of 40 EVs in aggregate (the “LA Agreement Amendment”). Purchaser shall provide Seller with written notice of the Amendment Approval occurring and the entry into the LA Agreement Amendment by the City no later than the next business day following each such event.

8

4.2.2       In the event that the LA Agreement Amendment is executed and delivered to the Company on or before December 31, 2020 (midnight) than (the “Additional Purchase Price Deadline”), Purchaser will pay to Seller as additional deferred purchase price for the Ownership Interest an amount in cash equal to One Million Dollars ($1,000,000) (the “Additional Purchase Price”). If, however, by the Additional Purchase Price Deadline the Company has only obtained an Amendment Approval (as defined below), the Additional Purchase Price Deadline will be extended to March 31, 2021 (the “Deferred Additional Purchase Price Deadline”), namely if the executed LA Agreement Amendment is delivered by the City to the Company or the Purchaser no later than the Deferred Additional Purchase Price Deadline, Purchaser will pay the Additional Purchase Price to Seller. In the event that (i) the Company does not obtain the Amendment Approval prior to the Additional Purchase Price Deadline; or (ii) the LA Agreement Amendment is not delivered to the Company prior to the Deferred Additional Purchase Price Deadline, the Purchase Price shall be deemed to be the Initial Purchase Price only, and Seller shall not be entitled to the Additional Purchase Price. If, however, Seller shall be entitled to the Additional Purchase price then the Initial Purchase Price and, if payable in accordance with this Section 4.2.2, the Additional Purchase Price, are collectively referred to herein as the “Purchase Price.” The Company and/or Purchaser and/or Blink’s representative agree not to take any action, or allow any omission to occur, for the purpose of delaying the Amendment Approval or the execution of the LA Agreement Amendment.

4.2.3       The Parties agree that the term “Amendment Approval” means any written evidence that the City has agreed to the LA Agreement Amendment including, without limitation, if an authorized representative from the City’s Los Angeles Department of Transportation (“LADOT”) confirms in an email or other writing that LADOT agrees to the modifications required for the LA Agreement Amendment. Purchaser will draft and provide to the City Purchaser’s draft of the required LA Agreement Amendment with the authorized representative that provided the Amendment Approval within 5 business days following receipt of such approval in writing. Purchaser and the Company agrees not to include any other proposed amendments to the LA Agreement in such draft of the LA Agreement Amendment without the prior written consent of Seller.

4.2.4       During the Transition Period, Seller shall provide Purchaser and/or the Company reasonable assistance, if required by Purchaser, in meeting and discussing the altering of the LA Agreement as contemplated in Section 4.2.2 above); provided that Seller shall not be required to incur any out of pocket expenses in connection therewith or take any actions adverse to Seller and its affiliates.

4.3       Audit Rights. In connection with reviewing Purchaser’s obligations under this Agreement, including, without limitation, the status of Purchaser’s discussions with the City, the fulfillment or non-fulfillment of the Amendment Approval and/or the LA Agreement Amendment and the calculation or payment of any amount due to Seller under this Agreement including under Section 3.9, Seller and its representatives shall be provided with reasonable access (including to the officers, managers and relevant employees of the Company and Purchaser), during normal business hours and on reasonable prior written notice to Purchaser, to examine documents, records, and other information of the Company and Purchaser, directly related to the subject matter of this Agreement and reasonably necessary to verify Purchaser’s compliance with this Agreement. All information examined, provided, reviewed by Seller and its representatives under this Section 4.3 shall at all times be treated as confidential information of the Company or Purchaser Party, as applicable.

9

ARTICLE V. INDEMNIFICATION

5.1       Indemnification by Seller. After the Closing, Seller shall indemnify the Company, Purchaser and its affiliates and their respective representatives (collectively, the “Purchaser Indemnified Parties”) against, and shall hold the Purchaser Indemnified Parties harmless from and against, any and all losses incurred or sustained by, or imposed upon, the Purchaser Indemnified Parties based upon, arising out of, with respect to or by reason of:

(a)	any breach of any of the representations or warranties of Seller contained in this Agreement;

(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; and/or

(c)	any Pre-Closing Taxes (as defined below).

5.2       Indemnification by Purchaser. After the Closing, Purchaser shall indemnify Seller and its affiliates and parent companies and their respective employees and representatives (collectively, the “Seller Indemnified Parties”) against, and shall hold Seller Indemnified Parties harmless from and against, any and all losses incurred or sustained by, or imposed upon, the Seller Indemnified Parties, based upon, arising out of, with respect to or any reason of:

(a)	any breach of any of the representations or warranties of Purchaser contained in this Agreement;

(b)	any breach or non-fulfilment of any covenant, agreement or obligations to be performed by Purchaser pursuant to this Agreement; and/or

(c)	any Post-Closing Taxes (as defined below).

5.3       Limitation of Liability. The losses described in this Article V capable of being indemnified for by either Party specifically exclude any consequential, incidental, punitive damages, lost profits and speculative damages, except to the extent arising pursuant to a third party claim thereunder. Each Party’s liability is limited to amount of the total Purchase Price received by Seller. This limitation of liability, however, does not affect Purchaser’s obligation to pay amounts due under this Agreement, including but not limited to amounts required by Sections 1.1, 1.2(d), 3.9, and Articles III and IV.

5.4       No solicitation. The Parties acknowledge that they shall not solicit or encourage third parties to commence any proceedings or make any claim for which the opposing Party would be entitled to indemnification under this Article V, and shall not disclose any information with the intent of soliciting or encouraging third parties to commence such proceedings or make such claims.

5.5       Tax Matters.

5.5.1       For purposes of this Article V, “Pre-Closing Taxes” shall mean any taxes (or the non-payment thereof) of, or with respect to, the Company for any “Pre-Closing Tax Period.” “Post-Closing Taxes” shall mean any taxes (or the non-payment thereof) of, or with respect to, the Company for any “Post-Closing Tax Period.” “Pre-Closing Tax Period” means any taxable period ending before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending before the Closing Date. “Post- Closing Tax Period” means any taxable period beginning on or after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning on the Closing Date. In the case of taxes that are payable with respect to a tax period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be: (i) in the case of taxes (A) based upon, or related to, income, receipts, profits, wages, capital or net worth; (B) imposed in connection with the sale, transfer or assignment of property, including sales taxes or (C) required to be withheld, an amount equal to the amount that would be payable if the Tax year ended the day before the Closing Date and (ii) in the case of taxes other than those specified under clause (i) above, the amount of such taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the day before the Closing Date and the denominator of which is the number of days in the entire period. The remainder of the Straddle Period taxes shall be considered Post-Closing Taxes.

10

5.5.2       Purchaser, the Company, and Seller shall use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by each other, in connection with the preparation and filing of tax returns pursuant to this Agreement and any audit, examination or other action with respect to taxes related to tax periods beginning before the Closing Date.

5.5.3       All transfer, documentary, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the sale of the Ownership Interest, if any shall be paid when due by Purchaser.

5.5.4       Seller shall prepare, or cause to be prepared, all tax returns required to be filed by the Company or otherwise in connection with the Company’s business after the Closing Date with respect to a Pre- Closing Tax Period, including all Straddle Period Tax Returns. Purchaser shall prepare, or cause to be prepared, all other tax returns required to be filed by the Company or otherwise in connection with the Company’s business after the Closing Date.

5.5.5       Seller shall be responsible for any and all accrued and unpaid taxes (income, property and sales taxes) that might be imposed or arise in the Pre-Closing Tax Period.

5.6       Acknowledgement on Recourse. Purchaser acknowledges and agrees that the limitations on and disclaimers of, representations and warranties and recourse of Seller contained in this Agreement, are bargained for and constitute material part of the consideration for the Ownership Interest and are a material inducement to the decision of Seller to enter into this Agreement. No affiliate, representative or other agent of Seller shall have any liability to Purchaser, or any other Purchaser Indemnified Party with respect to this Agreement or the transactions contemplated hereby.

ARTICLE VI MISCELLANEOUS

6.1       Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

6.2       Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by Seller and Purchaser or, in the case of a waiver, by the Party to whom an obligation is owed and who is seeking to issue such waiver. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

6.3       Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

6.4       No Third-Party Beneficiaries. This Agreement is intended for the benefit of the Parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

6.5       Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of Los Angeles, California for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each Party hereby consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to the Parties’ addresses indicated in the opening paragraph of this Agreement, unless any Party informs the other Party in writing of its address change. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. If either Party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing Party in such action or proceeding shall be reimbursed by the other Party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

11

6.6       Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party, it being understood that the Parties need not sign the same counterpart. In the event that any signature is delivered by email transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such email signature page were an original thereof.

6.7       Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the Parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.8       Notices. All notices or other communications required or permitted by this Agreement, except for the service of process that is governed by Section 6.5 above, shall be in writing and sent to the other Party at the address set forth in the preamble hereto or to such other address as may be specified by any such Party to the other Party pursuant to notice given by such Party in accordance with the provisions of this Section 6.8, or by email as follows:

If to Seller:

Mr. Christophe Arnaud, CEO c/o Irina Slavina

13701 Marina Pointe Drive, Unit 125, Marina del Rey, CA 90292

Christophe.Arnaud@bluesystems.ai

With a copy to: Laurent Czajkowski, General Counsel

23 rue du Professeur Victor Pauchet, 92420 Vaucresson, France

laurent.czajkowski@bluesystems.ai

If to Purchaser:

Mr. Michel D. Farkas, CEO and Executive Chairman

407 Lincoln Road, Suite 704, Miami Beach, FL 33139

MDF@blinkcharging.com

With a copy to: Aviv Hillo, Esq, General Counsel

407 Lincoln Road, Suite 704, Miami Beach, FL 33139

ahillo@blinkcharging.com

A notice shall be deemed to have been duly received:

(a)	if given by courier, messenger or other means, when received or personally delivered;

(b)	if given by certified or registered mail, return receipt requested, postage prepaid, three (3) business days after being deposited in the U.S. mail; and

12

(c)	if given by email, when transmitted, if transmitted on a business day and during normal business hours of the recipient, and otherwise on the next business day following transmission.

6.9       Headings; Construction. The headings used in this Agreement are for convenience of reference only and shall not be deemed to limit, characterize or in any way affect the interpretation of any provision of this Agreement. For purposes of this Agreement, the term “best knowledge of Seller,” “Seller’s knowledge” or similar phrase means the actual or constructive knowledge of any corporate officer of Seller. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

6.10       Remedies; Specific Performance. Each Party hereto acknowledges that (a) money damages may not be an adequate remedy at law for any actual or threatened breach of this Agreement by such Party and (b) any such breach would cause the other Party irreparable harm, and accordingly each Party agrees that the other Parties, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other Party under this Agreement and appropriate injunctive relief may be applied for and granted in connection therewith, in each case, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any state thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at law. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

6.11       Expenses. Except as otherwise expressly provided herein, all costs and expenses in connection with the drafting, negotiation and entry into this Agreement and the TSA shall be paid by the Party incurring such costs and expenses.

[signatures follow on next page]

13

IN WITNESS WHEREOF, the Parties have caused this Ownership Interest Purchase Agreement to be duly executed by their respective authorized representative as follows:

SELLER:

Blue Systems USA, Inc.

/s/ Fabrice Bouteau
By: Fabrice Bouteau
Its: President
Date: 09.11.2020

PURCHASER:

Blink Mobility, LLC

/s/ Michael D. Farkas
By: Michael D. Farkas
Its: Manager
Date: 09.11.2020

Acknowledged and Agreed: Blink hereby acknowledges and agrees to those statements or representations made by the Purchaser in this Agreement on its behalf.

Blink Charging Co.

/s/ Michael D. Farkas
By: Michael D. Farkas
Its: CEO and Executive Chairman
Date: 09.11.2020

Acknowledged and Agreed:

BlueLA Carsharing, LLC

/s/ Christophe Arnaud
By: Christophe Arnaud
Its: Manager
Date: 09.11.2020